FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 4, 2004, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by Posta Kenya to supply a satellite-based communications DialAw@y™ IP network, linking Kenyan post offices throughout the country.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

February 05, 2004

Feb 04, 2004

Gilat Selected to Deploy Africa’s First Modernized Postal System Kenyan postal offices will provide communications services such as Internet access, email,fax and printer

Petah Tikva, Israel, February 4, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its subsidiary, Spacenet, has been selected by Posta Kenya to supply a satellite-based communications DialAw@y IP network, linking Kenyan postal offices throughout the country

Gilat’s DialAw@y IP platform will be installed in the postal offices, each servicing a LAN connecting three PCs. While one PC will serve the Postal Office manager’s mail, the other two will provide Internet, email, fax and printer services. The Internet will be accessed through a JAMBONET connection provided by Telkom Kenya Ltd. using Gilat’s unique prepaid Internet system. Installation is expected to be completed in the first quarter of 2004.

The initiative behind this ambitious project is the Kenyan Ministry of Transportation and Telecommunications. The network is the first of its kind in Africa, in terms of using satellite-communications equipment to modernize a country’s postal system.

Avihu Bergman, Gilat’s Executive Vice President for Sales said, “This contract represents a continuation of Gilat’s success in Africa. We are excited that Gilat technology, which has proven itself in several postal applications around the world, will also play an integral role in the provision of modern communications services in Kenya through the Kenya Post project.”

Post Master General, Mr. Dan Ameyo said, “With Posta Kenya’s deployment of this advanced satellite-based VSAT system, the postal offices throughout the country will take on the added function of becoming the hearts of the communities in which they are located. With postal offices everywhere in Kenya fitted with this exciting technology, the communication gaps and digital divide will begin to close as Kenyans everywhere will now have easy access to the Internet and other communications services.”

The Kenya Post Office network is the latest example of communication technology bringing government postal services to residents countrywide. Similar applications provided by Gilat exist in Kazakhstan, China, Brazil and in the United States. The application of the United States Postal Service is one of the largest VSAT networks in the world, with some 12,000 sites already installed.

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access.

DialAw@y IP networks are rapidly deployed, highly scalable and field upgradeable. The remote equipment functions in extreme weather conditions, has a long lifespan and can be monitored from a distance. Ultra-low power consumption (less than 25W) enables the units to operate in remote locations that have minimal or no electricity, by incorporating a single-panel solar system or power generators.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com